DevvStream Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: DevvStream Corp.
Commission File No. 001-40977

On December 23, 2025, DevvStream Corp. (“DevvStream”), issued a press release inviting shareholders to attend its virtual Annual Meeting which will include an overview of the transactions contemplated by the Agreement and Plan of Merger by and among DevvStream, Southern Energy Renewables Inc. and Sierra Merger Sub, Inc. A copy of this press release is below.

DevvStream Invites Shareholders to Virtual Annual Meeting Featuring Overview of Proposed Business Combination with Southern Energy Renewables

SACRAMENTO, California, December 23, 2025 — DevvStream Corp. (Nasdaq: DEVS) (“DevvStream”), a leading carbon management and environmental-asset monetization firm, will hold its Annual Meeting of Shareholders (the “Annual Meeting”) on Monday, December 29, 2025, at 10:00 a.m. Pacific Time. The Annual Meeting will be conducted virtually.

In addition to formal agenda items, DevvStream management plans to provide shareholders with an overview of the Company’s recently announced proposed business combination with Southern Energy Renewables Inc. (“Southern”), including the strategic rationale for the transaction and how the combined platform is intended to scale in clean fuels and environmental-asset monetization, assuming the transaction is consummated.

As previously announced, the proposed combination is intended to create a U.S.-domiciled, Nasdaq-listed company focused on producing low-cost, carbon-negative sustainable aviation fuel and green methanol using domestic biomass, integrated carbon capture, and environmental-asset capabilities, subject to customary closing conditions and approvals.

“We look forward to engaging with shareholders and providing a clear overview of the proposed Southern business combination, why we believe it is strategically important, and how it is intended to expand our addressable market and long-term growth profile,” said Sunny Trinh, Chief Executive Officer of DevvStream. Shareholders will not be asked to vote on the business combination at the annual meeting.

How to Attend

The Annual Meeting will be accessible online, where shareholders can listen to the meeting and submit questions. Shareholders must register in advance at www.virtualshareholdermeeting.com/DEVS2025 no later than 11:59 p.m. Eastern Time on Friday, December 26, 2025. Guests may also log in once the meeting window opens; however, please note that guests will not have the ability to participate (e.g., ask questions) during the meeting.

Formal Items of Business

At the Annual Meeting, shareholders will be asked to consider the following proposals:

1. Election of five directors to serve until the next annual meeting of shareholders;

2. A non-binding advisory vote on the desired frequency of the non-binding advisory vote on executive compensation;

3. A non-binding advisory vote on executive compensation;

4. Ratification of the selection of Davidson & Company LLP as the Company’s independent auditors for the year ending July 31, 2026; and

5. Any other business as may properly come before the Annual Meeting.

About DevvStream
DevvStream (Nasdaq: DEVS) is a carbon management company focused on the development, investment, and sale of environmental assets worldwide, including carbon credits and renewable energy certificates. Visit devvstream.com for more information.

Contact
DEVS@alpha-ir.com
408.365.4348

Additional Information and Where to Find It
In connection with the proposed business combination transaction among DevvStream, Southern, and Sierra Merger Sub, Inc., DevvStream will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of DevvStream that also constitutes a prospectus (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of DevvStream. DevvStream and Southern may also file other documents with the SEC and Canadian securities regulatory authorities regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that DevvStream and Southern (as applicable) may file with the SEC or Canadian securities regulatory authorities in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF DEVVSTREAM ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY DEVVSTREAM OR SOUTHERN WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. DevvStream’s investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about DevvStream, Southern, and other parties to the proposed transaction, without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by DevvStream will be available free of charge under the tab “Financials” on the “Investor Relations” page of DevvStream’s website at www.devvstream.com/investors/ or by contacting DevvStream’s Investor Relations Department at ir@devvstream.com

Participants in the Solicitation

DevvStream, Southern and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from DevvStream’s stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of DevvStream is contained in DevvStream’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on November 18, 2025, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed business combination transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern DevvStream’s or Southern’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.

We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: anticipated benefits of the transaction creating stockholder value or access to capital markets; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the occurrence of any event that could give rise to termination of any of the documents related to the proposed transaction; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the uncertainty of obtaining shareholder and regulatory approvals, including shareholder approval from both parties and listing of the combined company’s common stock on Nasdaq; the uncertainty of DevvStream’s capital requirements and cash runway, including receipt by DevvStream of any necessary financing; market acceptance of the combined company; risks associated with the business of the combined company,  the risk related to Southern’s ability to obtain a private activity volume cap allocation from the State of Louisiana in support of its flagship biomass-to-fuel facility and secure offtake agreements; general economic, financial, legal, political, and business conditions and other risks and uncertainties including those set forth in DevvStream’s Form 10-K for the fiscal year ended July 31, 2025, filed with the SEC on November 6, 2025, and subsequent reports filed with SEC and Canadian securities regulatory authorities available on DevvStream’s profile at www.sedarplus.ca.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. Neither DevvStream or Southern undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on DevvStream’s website at www.devvstream.com/investors/ should be deemed to constitute an update or re-affirmation of these statements as of any future date.